

October 30, 2014

Via E-mail
Andrei Elefant
President and Chief Executive Officer
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 4501317
Israel

> **Re: Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 27, 2014**
> **File No. 001-33129**

Dear Mr. Elefant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 18: Financial Statements

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-8

1.   We note your disclosure of the components of other comprehensive income and the related disclosure on page F-27. Please tell us what consideration was given to disclosing the income tax effect for each component. We refer you to ASC 220-10-45-11 and 12.

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

h. Inventories, page F-18

2.   You disclose that inventory cost is determined using the weighted average cost method. In your December 31, 2012 Form 20-F you disclosed that inventory costs were determined using the "first in, first out" cost method. Please quantify for us the impact of this change and describe the reasons for the change, including why applying the average cost method is preferable. Tell us if you believe this is a change in accounting principle and what consideration was given to providing the disclosure pursuant to ASC 250-10-50.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Joyce Sweeney, Staff Accountant, at (202) 551-3449, if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief